

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2025

Roman Zhezhel
President
Alixo-Yolloo Corp.
Business Center Sunkar
Building 47B, Aktau
130002 Kazakhstan

      Re: Alixo-Yolloo Corp.
          Form 10-K and Form 10-K/A for the Year Ended February 29, 2024
          File No. 333-272825

Dear Roman Zhezhel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology